UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       September 2005

              File No:  000-49917

Nevada Geothermal Power Inc.

(Name of Registrant)

Suite 900-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

(Address of principal executive offices)

1.

Notice of Meeting and Record Date September 30, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant is furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ___    No  XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated: October 10, 2005	Signed: /s/ Brian Fairbank
Brian Fairbank, President and CEO

                                                             Computershare Trust Company of Canada

                                                                                                      510 Burrard Street, 3rd floor

                                                                                                   Vancouver, BC V6C 3B9

                                                                                      Tel: 604.661.9400

                                                                                        Fax: 604.661.9401

September 30, 2005

Dear Sirs:

All applicable Exchanges and Commissions

Subject:

NEVADA GEOTHERMAL POWER INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 64127M105/CA64127M1059/COMMON
3.	CUSIP/Class of Security entitled to vote	: 64127M105/CA64127M1059/COMMON
4.	Record Date for Notice	: 26/10/2005
5.	Record date for Voting	: 26/10/2005
6.	Beneficial Ownership determination date	: 26/10/2005
7.	Meeting Date	: 30/11/2005
8.	Meeting Location	: Vancouver, BC

Yours Truly

“Stacey McGlynn”

Assistant Account Manager

Stock transfer Department

Tel: 604.661.9400 Ext 4204

Fax: 604.661.9401